Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010	2009	2008	2007	2006
	—Thousands of Dollars—

Fixed Charges:
Interest on Long-Term Debt	$18,092	$67,872	$65,020	$58,134	$70,227	$73,095	$75,039
Other Interest (1)	165	931	1,651	3,468	1,837	5,480	7,922
Interest on Capital Lease Obligations	11,132	50,070	52,540	53,682	57,272	64,499	72,586
Estimated Interest Portion of Rental Expense	39	219	240	345	188	258	326

Total Fixed Charges	$29,428	$119,092	$119,451	$115,629	$129,524	$143,332	$155,873

Net Income	16,992	108,497	$111,477	$104,258	$14,021	$58,373	$67,447

Add:
Discontinued Operations Loss — Net of Tax	—	—	—	—	—	—	1,796

Net Income from Continuing Operations	16,992	108,497	111,477	104,258	14,021	58,373	69,243

Add (Deduct):
(Income) Losses from Equity Investees	—	5,646	5,570	1,834	713	340	(210)
Income Taxes	3,909	69,739	78,266	64,348	16,976	39,079	43,936
Total Fixed Charges	29,428	119,092	119,451	115,629	129,524	143,332	155,873

Total Earnings before Taxes and Fixed Charges	$50,329	$302,974	$314,764	$286,069	$161,234	$241,124	$268,842

Ratio of Earnings to Fixed Charges	1.71	2.544	2.635	2.474	1.245	1.682	1.725

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.